Timothy R. Rupp
Direct Phone: (714) 830-0669
Direct Fax: (714) 830-0769
timothy.rupp@bingham.com

September 26, 2006

Via EDGAR and FedEx

Tom Jones—Examiner
Russell Mancuso—Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549
(Phone No.: (202) 551-3062)

Re:
Netlist, Inc.
Registration Statement on Form S-1
Filed August 18, 2006
File No. 333-136735

Dear Messrs. Jones and Mancuso:

        We are in receipt of your letter dated September 12, 2006, with respect to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). We are responding to your comments on behalf of the registrant, Netlist, Inc. ("Netlist" or the "Company") as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 1 (the "Amendment") to the Registration Statement, which incorporates the Company's responses to your comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes made to the Registration Statement) are being submitted to you by overnight courier.

        The Company's responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics below as introductory headings to the Company's responses to those comments.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

  Netlist Response: The Company acknowledges your comment and confirms that it will include all such information prior to circulating any preliminary prospectus.

Fee Table

2.
If you are calculating the fee based on Rule 457(a), the fee table should include the amount of shares to be registered and the proposed maximum offering price.

  Netlist Response: The Company calculated the fee based on Rule 457(o). The Company has revised the footnote to the fee table in the Registration Statement accordingly.

Prospectus

3.
Please provide us a copy of the graphics you intend to use in your document.

  Netlist Response: The Company has enclosed with this letter, as Appendix 1, a copy of the graphics the Company intends to use for the inside front cover page of the prospectus.

4.
Please tell us how the graphics do not lead investors to believe that you manufacture integrated circuits or printed circuit boards. Also tell us how the manner that you depict the products in the graphics accurately represents their proportionate contribution to your business.

  Netlist Response: The graphics used specifically identify memory subsystems as products supplied by the Company, and illustrate the subsystems themselves (as opposed to the integrated circuits or circuit boards). In particular, these products are identified with subtitles as DIMMs (Dual-in-line-Memory-Modules) on the graphics, which further highlights their status as subsystems (as opposed to components). The typical systems that use these products, which appear at the bottom of the graphics, are not identified with subtitles, and as such are set off from the products that the Company does manufacture, therefore avoiding any implication that they are products manufactured by the Company.

Table of Contents, page i

5.
You may not disclaim responsibility for your disclosure. Please revise the last paragraph on page i accordingly.

  Netlist Response: The Company has revised the last paragraph on page i of the Registration Statement in response to this comment.

Prospectus Summary, page 1

6.
Refer to the first paragraph of your disclosure here and on page 7. Please tell us where you have incorporated documents by reference into this prospectus and what authority permits you to incorporate such disclosure into a prospectus included in Registration Statement on Form S-1 for an initial public offering.

  Netlist Response: The Company has revised the first paragraph on each of page 1 and on page 7 of the Registration Statement in response to this comment.

7.
Please tell us the criteria you used to determine which customers to name in your summary and on page 52. Also tell us whether you named all customers who satisfy those criteria.

  Netlist Response: The selection criterion for naming customers in the summary was revenue by customer for the six-month period ended 6/30/06. The Company selected the five customers that generated the highest revenues during that period and then presented those customers in order from the highest to lowest revenues in the text on page 1. The selection criteria for naming customers on page 52 was revenue by customer within the indicated category for the six-month period ended 6/30/06. The Company selected the four customers in each category that generated the highest revenues during that period and then presented those customers alphabetically in the boxes on page 52. If the Company had fewer than four customers in any category, it listed all of its customers in that category alphabetically. One significant customer of the Company that otherwise would have been listed both on page 1 and page 52 using the criterion noted above was omitted from these pages because we are contractually required to keep our relationship with it confidential.

8.
Please clarify the phrases "form factor" and "planar design."

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

9.
Please highlight in the summary your reliance on the server market.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Netlist, Inc., page 1

10.
We note your objective on page 2 to develop non-volatile memory. If your current products consist only of volatile memory, please say so in clear, direct language that explains what volatile memory is in a prominent section of your summary.

  Netlist Response: The Company currently has products that incorporate non-volatile, or flash, memory. The Company has revised the Registration Statement in response to this comment.

Special Note Regarding Forward Looking Statements, page 23

11.
Please remove the reference to statutory provisions that do not apply to initial public offerings.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Use of Proceeds, page 24

12.
Please disclose the approximate amount of proceeds intended to be used for each identified purpose.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Overview, page 30

13.
Please clarify the nature of the issues you mention in the last sentence on page 30

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Capital Resources, page 41

14.
Please discuss the reasons for the refinancing of the convertible debt of $950,000 and the trends in cost of capital from the refinancing.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

15.
Please discuss the loan covenants you had violated and the reasons for the violations.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

16.
With a view toward disclosure, please tell us whether your obligation to issue $4 million in equity by March 31, 2007 expires upon your initial public offering.

  Netlist Response: The obligation under the Company's loan documents to effect a $4 million dollar private offering of its securities prior to March 31, 2007 was eliminated in July 2006 in the Fifth Amendment to Amended and Restated Credit and Security Agreement between the Company and Wells Fargo Bank, National Association (exhibit 10.6 to the Registration Statement). The Company has revised Note 16—Subsequent Events (Unaudited) to its consolidated financial statements in response to this comment.

Industry Background, page 45

17.
Please provide us with copies of the industry reports you cite on pages 45 and 46. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

  Netlist Response: Copies of all but one of the industry reports containing the data cited on pages 45 and 46 have been enclosed with this letter as Appendix 2. The Company has included, as part of Appendix 2, a table indicating the relevant pages of those reports that support the data included in the prospectus and indicating the relevant pages of the prospectus in which such data has been used. After we filed the Registration Statement, IDC informed us that it had updated the data regarding the growth in blade server shipments that we had included in that filing on page 46. IDC would only consent to our use of its updated data in the Registration Statement, so we have revised the Registration Statement to include such updated data, using wording provided to us by IDC. Neither we nor our underwriters currently have access to the database containing the full report in which the updated data was presented so, upon our request, IDC provided us with a spreadsheet that includes a year-by-year analysis of blade server growth to be used as support for the inclusion of this updated data in the Registration Statement. We have enclosed that spreadsheet as part of Appendix 2. We anticipate that we will have access to the full report in October and we will provide you with a copy of the full report once we have such access.

  Neither the reports nor the spreadsheet enclosed as Appendix 2 were commissioned specifically for use by the Company, and each report is readily available from the applicable entities in the open market. The Company has obtained the consents of iSuppli and IDC, and is in the process of obtaining the consent of Gartner Dataquest, to the citation of the indicated data and the use of such entities' names in the prospectus.

18.
Please provide us with independent support for your claim on page 49 that you believe that you "have established a reputation as a technology leader in the design, development, and manufacture of high performance memory subsystems."

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Manufacturing, page 53

19.
Please describe how your manufacturing processes invoke the environmental laws mentioned on page 18 and clarify whether you are in compliance with those laws.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Intellectual Property, page 55

20.
Please discuss the duration of your material patents.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Facilities, page 56

21.
With a view toward disclosure, please tell us the status of your China facility. Do you know the size or location? Will you own or lease?

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Management, page 57

22.
It appears that your CFO also is a partner at another firm. If so, please add a risk factor to describe the effect of a part-time CFO. Also indicate the amount of time he devotes to your company.

  Netlist Response: The Company's CFO is an equity member of the firm Tatum, LLC. The CFO's equity in this firm represents less than 0.1% of the total outstanding equity of the firm. The Company's CFO is a full-time employee of the Company and will not perform any services for Tatum during his period of employment with the Company. The Company has revised the Registration Statement in response to this comment.

Director Compensation, page 60

23.
Please disclose how you will determine the exercise price of the option grants.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Employment Agreements, page 64

24.
Please describe the connection of your employment agreement with your CFO to your agreement with Tatum. Also disclose the option grant provision of the employment agreement.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Related-Party Transactions, page 67

25.
Please disclose the date of the loan to Mr. P. K. Hong.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

26.
Please tell us why Mr. P. K. Hong is not identified as an executive officer on page 57.

  Netlist Response: Mr. P.K. Hong was recently promoted from the position of Director of Procurement to the position of Vice President of Procurement. In this position his role is to purchase raw materials used by the Company. Mr. P.K. Hong is not considered by the Company and its Board of Directors to be an executive officer, as he does not make significant policy-making decisions or have the level of responsibility that the Company's executive officers have. He reports to the CFO, whereas the Company's executive officers report directly to the CEO. The Company does not make a distinction in titles between the persons identified as executive officers on page 57 and other vice presidents of the Company not identified on page 57, but the identified persons have significant policy-making decision capability and responsibility due to the nature of their positions and the length of time that they have been in those positions.

27.
Please file the agreements mentioned in this section.

  Netlist Response: The Company has, in response to this comment, filed as an exhibit to the Registration Statement the form of performance incentive agreements mentioned in this section. Each of the other agreements mentioned in this section is either immaterial in amount or significance, does not involve participation by a director or named executive officer, or was performed or terminated more than two years prior to the filing date of the Registration Statement.

28.
Please include disclosure in this section for each of the past three years. For example, we note the full-year disclosure about Mr. P. K. Hong is limited to 2005. We also note the transactions mentioned in Note 7 on page F-23. See instruction 2 to Regulation S-K Item 404.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Other Transactions, page 68

29.
Given your cash balance, please tell us how you will pay the bonuses to your affiliates without the proceeds of this offering. If you will use the proceeds for this purpose, please revise the "Use of Proceeds" disclosure on page 24 accordingly.

  Netlist Response: The Company has many sources of funds, including operations and its revolving line of credit. Other funds besides the proceeds of this offering are expected to be adequate for this purpose so this has not been identified as a "use of proceeds."

30.
In the selling stockholders table, please clarify how you have reflected the options mentioned in this section.

  Netlist Response: The option grants mentioned in this section are not reflected in the selling stockholders table, as they do not vest and become exercisable within 60 days of the date of the Registration Statement. These options will vest in a single installment upon expiration of the lock-up period described in the agreements referenced in this section. The Company has revised the Registration Statement in response to this comment to explain the vesting provisions of these option grants.

Principal and Selling Stockholders, page 69

31.
Please disclose the natural person who has voting or investment power for the shares held by Serim Paper Manufacturing.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

32.
Please tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer.

  Netlist Response: None of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

33.
With a view toward disclosure, please tell us when each of the selling shareholders acquired the shares to be sold in this offering. Also please tell us the amount of consideration paid.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

34.
Please include a row in the table for Mr. Skaggs.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

35.
Refer to footnote 2. Please clarify how you will allocate a partial exercise of the option.

  Netlist Response: The Company has revised note 2 to the selling stockholder table in the Registration Statement in response to this comment.

Voting Rights, page 71

36.
With a view toward disclosure, please confirm whether your disclosed majority voting rights on "all actions" includes director elections.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Federal Estate Tax, page 78

37.
You may not disclaim responsibility for your disclosure. Please revise the first and second sentence of the second paragraph accordingly.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Penalty Bids, page 81

38.
Please clarify what you mean by presales.

  Netlist Response: The "presales" refer to any commitments received by the underwriters in advance of the effective date of the prospectus which are made in the ordinary course of their marketing efforts. It does not refer to any actual sales made prior to the effective date of the prospectus. The Company has revised the S-1 to replace the term "presales" with a plain English description of the intended reference.

Financial Statements

General

39.
Please update the financial statements when required by Rule 3-12 of Regulation S-X.

  Netlist Response: The Company acknowledges your comment and confirms that it will update the financial statements when required by Rule 3-12 of Regulation S-X.

Balance Sheets, page F-4

40.
Revise to include a pro forma balance sheet (excluding effects of offering proceeds) presented along side of the historical balance sheet giving effect to the conversion of the convertible preferred stock and convertible notes payable and add a related footnote which describes the pro forma presentation. Also, to the extent the conversion of the preferred stock and notes will result in a material reduction of earnings applicable to common shareholders (excluding effects of offering), pro forma EPS for the latest year and interim period, if applicable, should be presented giving effect to the conversion (but not the offering).

  Netlist Response: The Company has revised the Registration Statement in response to this comment by adding a column on the consolidated balance sheet showing the pro forma balance sheet. We have also revised Note 2 to the consolidated financial statements to add a section that explains the pro forma presentation and discloses the pro forma EPS.

Note 2—Summary of Significant Accounting Policies, page F-10

Fiscal Year, page F-10

41.
Please revise the financial statements and all related tables and disclosures to identify the actual dates on which your fiscal periods end. Similarly, present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal periods end.

  Netlist Response: The Company considered the suggested method of presentation of the financial statements and related disclosures prior to the issuance of the audit reports and the filing of the Registration Statement. The Company determined that it would be difficult to present the financials and related disclosures in a clear, organized manner given the length of the headings that would be required for such a presentation. The Company believes that the importance of a clear, concise presentation of the financials that is more easily readable would benefit potential investors more than a presentation that repeatedly identified the fact that the Company's fiscal periods do not all end on the same day of the year. Accordingly, while the suggested method of presentation provides for a more precise description of the fiscal years being reported, that benefit would not be material to a reader's investment decision and would be outweighed by the loss of a clear presentation and any resulting confusion by investors. In addition, the Company notes that other companies in its industry with 52-53 week fiscal years used the format currently used by the Company in registration statements that became effective this year.

Revenue Recognition, page F-12

42.
Please expand to further clarify why your revenue recognition practices for product sales of high performance memory subsystems and sales of excess inventories are appropriate under SAB Topic 13A. For instance, describe what you consider to be pervasive evidence of an arrangement, clarify how you obtain customer acceptance and describe any post-shipment obligations. Please also clarify the nature and extent of any significant differences in sales terms between sales of memory subsystems and sales of excess inventory; and, explain how those differences, if any, are considered in your revenue practices.

  Netlist Response: The Company has revised its disclosure of its revenue recognition accounting policy to further clarify why its revenue recognition practices for product sales of high performance memory subsystems and sales of excess inventories are appropriate under SAB Topic 13A, and to clarify how each of the conditions for revenue recognition is met. Except for differences in return privileges and product warranties, which are described in the Registration Statement, and in the extension of credit terms there are no significant differences in the sales terms between sales of memory subsystems and sales of excess inventories.

43.
Please tell us about the terms and conditions of sales of products, including excess inventories, to distributors. Show us that your revenue practices for transactions with these entities are appropriate.

  Netlist Response: The terms and conditions of product sales of high performance memory subsystems and sales of excess inventories to distributors, as stated in the preceding response, are the same except that sales of excess inventory carry no return privileges, no standard product warranties, and may differ in credit terms depending on the creditworthiness of the customer. Delivery terms for both categories of sale provide for either FOB Shipping Point or FOB Destination depending on the specific arrangements with the customers as to passage of title and risk of loss. Customer acceptance for product sales and for sales of excess inventories occurs at the time of delivery. There are no other post-shipment obligations for product sales or sales of excess inventories. We do not offer price protection, volume rebates or any other sales incentive programs in connection with product sales of high performance memory subsystems or sales of excess inventories.

44.
Please expand to describe how you are notified that inventory has been "pulled" from a hub for use by a customer. Explain how you manage that inventory to ensure that sales are recognized in the appropriate periods.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

Stock-based Compensation, page F-13

45.
We see that accounting for stock-based compensation was significant to your results of operations prior to the adoption of SFAS 123(R). Please tell us about and expand to describe how you determined the fair value of your common shares for intrinsic value purposes. Please address the valuations at the dates of any significant transactions, such as the stock compensation charge in 2003. Explain why you believe your estimates are appropriate.

  Netlist Response: The valuation of Netlist has been estimated on a periodic basis by management, based on a number of quantitative and qualitative factors, including the following:

    •
    Revenue and earnings multiples for publicly-traded comparable companies that manufacture and sell memory modules;

    •
    Specific significant transactions, such as the convertible debt financing in Dec. 2005, or potential significant transactions that had reached an advanced stage of negotiation or investor diligence, such as the Company's attempt to execute an initial public offering of its common stock in the first quarter of 2004;

    •
    Recent revenue and earnings trends, as well as projected future revenue and earnings levels;

    •
    Cash flow and ability to fund short-term working capital needs as reflected by the Company's borrowing capacity under its revolving line of credit; and

    •
    Contemporaneous valuation performed by an independent third-party.

  Netlist was founded in late 2000. By the end of 2003, the Company had achieved revenue levels in excess of $100 million, compared to $14 million in 2002. Based on this high growth and the expectation that Netlist could sustain high growth rates and profitability, management began the process of registering for an initial public offering of its common stock, with a planned closing of the offering in the second quarter of 2004. Using a comparable company analysis, management had determined the fair value of its common stock in the fourth quarter of 2003 to be $10.21. Valuation estimates provided by the prospective lead investment banker on the initial public offering during the first quarter of 2004 estimated the value of the Company's common stock at between $11.00 and $13.00 per share. Management felt that this range confirmed its estimate from the prior quarter. The valuation of $10.21 was used to compute the intrinsic value stock compensation charge recorded under variable accounting as described in Note 11 of Notes to Consolidated Financial Statements on page F-29.

  Revenues grew in the first, second and third quarters of 2004 to $29 million, $34 million and $43 million, respectively. However, 80% of this revenue was with one customer, Dell. Due to this revenue concentration risk, the IPO effort was aborted in the second quarter. Revenue declined in the fourth quarter of 2004 to $38 million and then declined even more significantly to $21 million in the first quarter of 2005, all due to decreases in revenue from Dell (see related discussion on page 30 of the registration statement—Management's Discussion and Analysis of Financial Condition and Results of Operations). Based on this steep revenue decline and based on the prospect that the declines would continue, management estimated the fair value of Netlist's common stock at $1.69 in March 2005, based on a comparable company analysis. No stock options had been granted in 2004. In March 2005, the Company granted stock options to a broad group of employees, at an exercise price of $2.55.

  Revenues continued to decline in the second quarter of 2005 to $16 million. In addition, the Company's liquidity position as measured by borrowing capacity on its revolving line of credit became tenuous. Borrowing capacity decreased from $6 million at December 31, 2004 to $800,000 at June 30, 2005. The Company also carried out two reductions in workforce during 2005 to reduce expenses and cash usage. Management sought to raise equity capital during 2005, initiating negotiations with several private equity firms, but was unable to close on any traditional private equity financing. Revenues began to recover in the third quarter of 2005, reaching $20 million. In October of 2005, Netlist entered into a non-binding term sheet for $1 million of convertible debt financing, with a follow on transaction consisting of a reverse merger into a public shell combined with a $5 million private investment in public equity (PIPE) financing. The $1 million convertible debt financing closed in December 2005. Based on the valuations implicit in this financing, management estimated the fair value of the Company's common stock at $1.45. As explained below, the Company decided not to complete the reverse merger and PIPE.

  Revenues and borrowing capacity began to recover strongly beginning in the fourth quarter of 2005. Revenues in the first and second quarters of 2006 reached $26 million and $40 million, respectively. Likewise, borrowing capacity increased in the first and second quarters to $4 million and $7 million, respectively. Based on this accelerating rate of growth, management terminated the reverse merger financing transaction in the second quarter, then retained investment banks at the beginning of the third quarter of 2006 to raise equity capital through an initial public offering of the Company's common stock. At the same time, management retained an independent valuation firm to perform a valuation for the purpose of pricing stock options. The valuation firm delivered their report in August 2006, which showed a common stock valuation of $6.96. Options were issued in August at $7.

46.
Please tell us how you measured expected stock-price volatility in periods prior to the adoption of SFAS 123(R). Explain the reasons for the significant decrease in expected volatility between 2003 and 2005. Also, clarify the nature of and reasons for any changes in your methods and assumptions upon adoption of SFAS 123(R).

  Netlist Response: The Company estimates volatility in accordance with the provisions of FAS 123 or FAS 123R, as applicable. For 2003, management utilized a comparable public company analysis to determine volatility since the company itself was at that time in the process of preparing a registration statement for an initial public offering. The draft registration statement was completed but was not filed (see the response to comment 45). Based on that methodology, management estimated volatility at 80%.

  At the end of 2005, the Company had just endured a steep drop in revenue and was at that time contemplating a reverse merger with a simultaneous PIPE financing. In accordance with FAS 123, private companies may use 0% volatility. However, the reverse merger, if consummated, would have made the company a publicly traded entity, although it would have had a limited shareholder base as a OTC bulletin board quoted stock. Management estimated that this would cause some level of future volatility greater than 0% permitted for private companies by FAS 123, but much less than the 80% volatility that was previously estimated based on comparison to publicly traded stocks with a much broader shareholder base. Based on the mean-reversion tendencies of volatilities as discussed in FAS 123, management estimated that volatility would be 24%, or 30% of the volatility of comparable widely-held public companies.

  Upon adoption of FAS 123(R) beginning in 2006, the Company estimated volatility at 43% based on the independent valuation delivered to the Company in August 2006. This estimate was derived from the volatility for comparable public companies used in the valuation process.

47.
We see the significant difference between fair and the intrinsic value charges for stock-based compensation in 2003 where the intrinsic value charge significantly exceeds the fair value charge. Please further explain to us how the underlying amounts were measured and describe the reasons for the unusual relationship.

  Netlist Response: The intrinsic value charge in 2003 was primarily related to the application of variable accounting to certain shares of restricted stock, the forgiveness of notes receivable used to finance the purchase of that restricted stock in 2000 and the termination of all repurchase rights related to such restricted stock (see Note 11 of Notes to Consolidated Financial Statements for further details). The portion of the intrinsic value charge that was related to this restricted stock transaction was $19,278,000. The corresponding pro forma fair value stock compensation charge for 2003 was computed in accordance with FAS 123, which requires the fair value of the modified award to be compared to the fair value of the original award immediately prior to the modification. Because the only impact of the loan forgiveness was a minor change in purchase price of the restricted stock from $0.20 to zero, this modification had an insignificant impact on the fair value charge recorded under FAS 123.

48.
Please tell us why the pro forma stock-based compensation amount for 2005 is a reduction of the reported net loss totaling $354,000.

  Netlist Response: The pro forma stock compensation credit for 2005 resulted from a significant number of forfeitures of stock options during 2005. There were two reductions in force during 2005 in which several option holders were terminated and their options forfeited. In addition, several other employees who held large numbers of options resigned from the company in 2005 after the aborted initial public offering attempt in 2004.

Note 7—Convertible Notes Payable, page F-23

49.
Please tell us and disclose how you estimated the fair value of the preferred shares underlying the convertible notes at issuance and at each modification.

  Netlist Response: The fair value of the preferred shares underlying the convertible notes issued in April 2001 was estimated based on a comparison to comparable companies using a revenue multiple to determine a common stock value, and then applying a 10 to 1 multiple to estimate the fair value of preferred stock. This multiple was deemed reasonable due to the liquidation preference of the preferred stock and the early stage of the Company. The estimated common stock value was $0.16 per share, yielding an estimated preferred stock fair value of $1.60. The Company had issued preferred stock in late 2000 at $2.00 per share, so management concluded that $2.00 was still a reasonable estimate of the preferred stock fair value. The convertible debt was sold with a conversion price, $2.50, which was in excess of fair value.

  A new convertible note was issued in February of 2003 with a conversion price of $2.50. The fair value of the underlying preferred stock was again based on a comparable company common stock valuation using revenue multiples. However, because the Company was generating significant revenues and achieving a high growth rate, management determined that there was no longer a multiple between preferred and common valuation based on the fact that the more likely liquidity event would be a public offering of stock, in which case all preferred would be converted into common. Comparable company valuation analysis showed a range of value between $1.58 and $3.43. Therefore, management concluded that $2.50 was a reasonable estimate of the fair value of the preferred stock.

  In October 2005, the convertible notes originally issued in April 2001 were exchanged for new notes with a conversion price of $1.667. As discussed in the response to comment no. 45, management estimated the fair value of common stock in March 2005 to be $1.69. In December 2005, management determined that the fair value of the Company's common stock was $1.45. Therefore, management determined that the conversion price of $1.667 was a reasonable estimate of the fair value of the preferred stock on the exchange date.In February 2006, the convertible note originally issued in February 2003 was exchanged for a new note with a conversion price of $1.667. As noted above, the fair value of common stock in December 2005 was estimated to be $1.45. In August 2006, the fair value was determined to be $6.96 based on an independent valuation. Therefore, management determined that the conversion price of $1.667 was a reasonable estimate of the fair value of preferred stock on the date of exchange based on a straight line extrapolation between the December 2005 and August 2006 valuations.

50.
Please tell us why the accounting for the conversion options of the various notes is appropriate under SFAS 133.

  Netlist Response: In order to determine whether the conversion options of the various notes were derivative instruments, the Company considered the guidance in paragraph 6 of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, as amended. Per paragraph 6 of SFAS No. 133, a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

    •
    It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.

    •
    It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

    •
    Its terms require or permit net settlement, it can readily be settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

  The Company analyzed the first two criteria and, based on that analysis, determined that these criteria were met.

  Pursuant to paragraph 9 of SFAS No. 133, a contract fits the description in the final bullet point above (paragraph 6(c) of SFAS No. 133) if its settlement provisions meet certain criteria specified in paragraph 9. The Company considered the criteria in paragraph 9 and determined that the provisions of the debt instruments and conversion options do not meet the criteria for net settlement. The provisions do not implicitly or explicitly require or permit net settlement. For example, the debt agreements do not contain any penalty provisions if the Company was unable to effect the conversions nor do the contracts provide for a cashless exercise. In addition, the Company determined that there is no market mechanism that facilitates net settlement outside the contract. Finally, the debt agreements do not require the Company to deliver an asset that is readily convertible to cash. Because the Company's stock is not publicly traded, there is no active market in which the shares of stock can be sold. Furthermore, the terms of the agreements do not require the Company to register the shares issued upon conversion of the debt in the event the Company effects an IPO in the future.

  Based on the foregoing analysis, the Company determined that the conversion options did not meet the net settlement criteria for classification as a derivative instrument under SFAS No. 133.

Item 16, Exhibits and Financial Statement Schedules

51.
Please include updated accountants' consents with any amendment to the filing.

  Netlist Response: The Company acknowledges your comment and confirms that it will include updated accountants' consents with any amendment to the Registration Statement.

52.
Please file complete exhibits with all attachments completed. For example, we note the blanks in the attachment to Exhibit 10.10.

  Netlist Response: The Company acknowledges your comment and confirms that it will file complete exhibits with all attachments completed. The Company has filed a new Exhibit 10.10 with the blanks completed.

Item 17, Undertakings

53.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Regulation S-K Item 512(a)(5)(ii) and 512(a)(6) should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

  Netlist Response: The Company has revised the Registration Statement in response to this comment.

If you have any further comments or questions regarding this letter, please feel free to contact the undersigned at (714) 830-0669 or James W. Loss at (714) 830-0626.

Sincerely,

Timothy R. Rupp

cc:
Chuck Hong
Lee Kim
Patrick Pohlen
Derek Dundas